[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

November 15, 2004

Mr. William Friar
Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Advance America, Cash Advance Centers, Inc.
    Registration Statement on Form S-1, Filed August 13, 2004
    SEC File No. 333-118227

Dear Mr. Friar:

        On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof, marked to show composite changes from Amendment No. 3 to the Registration Statement filed with the Commission on October 29, 2004.

        The changes reflected in Amendment No. 4 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter dated November 10, 2004, to William M. Webster, IV, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

        For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4, which includes the prospectus as revised.

        In connection with our response, we are submitting the following materials:

  1.
  Five revised, clean courtesy copies of Amendment No. 4; and

  2.
  Five courtesy copies of Amendment No. 4, marked to show changes from Amendment No. 3 filed on October 29, 2004.

Summary—page 1

1.
We note the changes made to the opening paragraphs of this section in response to prior comment 1. The shortened versions and pronouns used in the document should be clear for the context. Please remove the second paragraph and ensure that all pronouns and shortened terms are clear throughout the document. Also, please move the disclosure regarding your trademarks to an appropriate portion of the document after the forepart.

The Registration Statement has been amended to reflect the Staff's comment.

Mr. William Friar
November 15, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations—page 37
Discussion of Critical Accounting Policies and Estimates—page 41

2.
We note your response to our prior comment 15 and your revised disclosures. Your revision to the first sentence of the revenue recognition policies does not seem appropriate as it implies that as long as revenues are properly recognized, the rest of your financial results could not be misstated. Additionally, the first two paragraphs of the section titled "Discussion of Critical Accounting Policies and Estimates" seem to indicate that the accounting policies that follow the introduction are those that involve the use of significant estimates and assumptions. Since your revenue recognition policies do not involve the use of significant estimates that could have a material impact on your financial statements (as discussed in Section V of Release 33-8350/34-48960), consider eliminating your revenue recognition policy from the discussion of critical accounting estimates.

The Registration Statement has been amended to reflect the Staff's comment. See page 42 of Amendment No. 4.

Consolidated Financial Statements—page F-1
Note 1—Description of Business and Significant Accounting Policies—page F-8

3.
You disclose on page F-15 that for purposes of disclosure required by SFAS 131, you operate in one segment, payday cash advances to individuals. However, in your response to comment 17, you state that for goodwill impairment purposes, you consider your reporting units to be at the zone level. Since reporting units are defined in SFAS 142 as operating segments (under SFAS 131) or one level below operating segments, please supplementally, in full detail, tell us how you determined that you met the aggregation criteria of paragraph 17 of SFAS 131 in order to present one operating segment.

The Company has asked me to supplementally provide the following information:

The Company believes that it has only one reportable segment—its business of providing and servicing payday cash advances. In accordance with paragraphs 30 and 31 of SFAS 142, the Company tests for impairment one level below the operating segment. The level below is called a zone, which generally consists of two to five states in the same general geographic area. Some zones will have operations under both the standard and agency business models. The Company aggregates the zones into one reportable segment based on the fact that it believes the aggregation criteria in paragraph 17 of SFAS 131 have been met. Staff Comments No. 3 and No. 4 both request a detailed discussion of the aggregation criteria under paragraph 17 of SFAS 131. Please see the Company's response to the Staff's Comment No. 4 for a detailed discussion of paragraph 17 of SFAS 131. The Company's response to the Staff's Comment No. 4 below focuses on the standard and agency business models, however the conclusions outlined below also apply to the zone level aggregation comment in the Staff's Comment No. 3.

4.
It seems that your agency and business models do not have similar economic characteristics. Additionally, it seems they do not use similar methods to distribute services and have different regulatory environments given the recent litigation filed against you in Georgia and North Carolina related to your agency business models. Refer to paragraph 17(d) and (e) of SFAS 131. Please supplementally tell us how you determined that your agency business model and standard business model do not represent two different operating segments under paragraphs 17–21 of SFAS 131.

Mr. William Friar
November 15, 2004

The Company has asked me to supplementally provide the following information:

SFAS 131 paragraph 17 states that:

"Operating segments often exhibit similar long-term financial performance if they have similar* economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar* economic characteristics, and if the segments are similar* in each of the following areas:

a.
The nature of the products and services;

b.
The nature of the production processes;

c.
The type or class of customer for their products and services;

d.
The methods used to distribute their products or provide their services;

e.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities."

  *
  Emphasis added.

Customers receive payday cash advances at the Company's payday cash advance centers through two different business models, the standard business model and the agency business model. Under the standard business model, the Company makes payday cash advances directly to customers. Under the agency business model, the Company enters into contractual arrangements to process, market and service payday cash advances made to customers on behalf of lending banks. The Company believes the financial results generated by each business model are similar and that separate reporting would not enhance a user's understanding of the Company's financial statements or its financial performance. Based upon the guidance in paragraph 17 of SFAS 131, the Company believes it has only one reportable segment. The Company's conclusion that the standard and agency business models do not represent separate reportable segments is based on the following discussion.

With respect to the first sentence of paragraph 17, the Company believes that the economic characteristics of its two business models are similar. Under the standard business model, the Company's revenue is comprised of either a fee and/or interest charged to the customer. Under the agency business model, the lending bank pays the Company a processing, marketing and servicing fee. The Company pays substantially all of the costs (payroll, occupancy, marketing and other center expenses) to operate its payday cash advance centers under both business models, and these expenses are similar in nature and amount under both business models. Center gross profit is also similar under both models. For example, during the nine months ended September 30, 2004, center gross profit as a percent of revenue under both business models in states not experiencing significant new center growth was approximately 40%.

Mr. William Friar
November 15, 2004

Paragraph 17(a) refers to the nature of the products and services. Customers receive payday cash advances either directly from the Company in standard business model states or directly from the lending banks in agency business model states. This is the only product/service a customer receives at any of the Company's payday cash advance centers. Thus, the nature of the product/service is similar under both the standard and the agency business models.

Paragraph 17(b) refers to the nature of the production process, which the Company has addressed in the discussion relating to paragraph 17(d) below.

Paragraph 17(c) refers to the type or class of customer. The demographics of the customer served, as described on page 68 of Amendment No. 4, are similar under both the standard and the agency business models.

Paragraph 17(d) refers to the methods used to distribute products or provide services. Irrespective of the business model used, payday cash advances are distributed and processed by Company employees in payday cash advance centers operated by the Company, using the same information system, and are subject to similar processes, procedures and controls.

Paragraph 17(e) refers to the nature of the regulatory environment. The Company believes the nature of the regulatory environment relating to the standard and agency business models are similar. Both models are regulated under numerous state laws and regulations and are subject to certain federal laws and regulations, as described in detail in the section of the Registration Statement entitled "Regulation and Legal Proceedings." Although the determination of which state's regulations apply depends on the business model in use in a particular state, the subject matter of the regulations that apply is generally similar under both business models. In either business model, the Company may be subject to audit and review by each state's department responsible for financial institutions and is subject to enforcement action by those departments and the Federal Trade Commission. Under the agency business model, the lending banks are subject to the authority of the FDIC. As a processor and servicer to FDIC institutions, the Company is subject to audit and review by the FDIC. The Company does not consider this FDIC oversight to be significantly different from state regulatory oversight, and does not believe that it warrants separate financial presentation.

As part of the evaluation of segment reporting, the Company sought to determine industry practice. The Company reviewed six companies subject to SEC report ing requirements that offer payday cash advances using both the standard and agency business models. None of these companies report separate financial results for their standard and agency business models.

Because the Company has concluded that it has only one reportable segment, the Company believes that it has complied with paragraph 18 of SFAS 131 and that paragraphs 19 through 21 of SFAS 131 are not applicable.

Based upon the above, the Company believes that its conclusion that it has only one reportable segment is appropriate and does not believe that additional segment disclosure based on business model will (i) enhance a user's understand ing of the Company's performance and prospects for future net cash flows or (ii) enable a user to make a more informed judgment about the Company as a whole.

Mr. William Friar
November 15, 2004

5.
We note your supplemental responses to our prior comments 27 and 28. We are unable to concur with your conclusion that your method of accounting for center closing costs is in accordance with GAAP. Specifically, although we note your statement that the decision to close a center typically occurs concurrent with or within days of the actual center closing, you should not record significant center closing costs at the end of a quarter when those costs are not actually incurred until a few days after quarter-end. Refer to paragraphs 17 and B51 of SFAS 146. Please revise your accounting policies with respect to center closing costs in future filings so that they are consis tent with the relevant provisions of SFAS 146.

The Company has asked me to supplementally provide the following information:

The Company has revised the center closing costs policy footnote on page F-12 of Amendment No. 4 to address the requirements of SFAS 146.

6.
There appears to be an error in your basic and diluted pro-forma earnings per share for the nine months ended September 30, 2004. Please review the calculations included in your pro-forma table and revise as necessary.

The Registration Statement has been amended to reflect the Staff's comment. See page F-14 of Amendment No. 4.

Note 12—Commitments and Contingencies—page F-27

7.
We note your response to our prior comment 33 and your revisions to note 12. Please revise your MD&A section to include your discussion of the negative financial statement implications that could occur if the North Carolina operations are shut down or suspended. Consider revising MD&A to include the potential financial statement impact you disclosed on page F-30. Refer to Section III.B.3 of Release 33-8350/34-48960.

The Registration Statement has been amended to reflect the Staff's comment. See pages 40 and 41 of Amendment No. 4.

8.
In light of your disclosures on page F-30 that the recent investigation by the North Carolina Attorney General's Office may cause you to alter or cease using the agency business model in North Carolina, please supplementally tell us whether you updated your goodwill impairment testing as of Septem ber 30, 2004. If no update was performed, please supplementally tell us why management did not deem this necessary (refer to paragraphs 8c and 8f of SFAS 144). If an update was performed, please supplementally tell us the results of your analysis and the factors considered in performing your analysis.

The Company has asked me to supplementally provide the following information:

SFAS 144 paragraph 8(c) states:

    "A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

    c.
    A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

    f.
    A current expectation that, more likely than not a long-lived asset (asset group) will be sold or other wise disposed of significantly before the end of its previously estimated useful life."

  As a result of the North Carolina Attorney General's inquiry, the Company evaluated whether its goodwill impairment testing should be updated. The Company determined that an updated goodwill impairment test was not required at September 30, 2004 as a result of the investigation by the North Carolina Attorney General's Office. The Attorney General's investigation is in its preliminary stages and no adverse action has been taken. At September 30, 2004 as well as at the date of this response, the Company does not have any information that indicates cessation of operations is more likely than not to occur. There is a range of possible outcomes from no action to permanent cessation of operations, and the Company cannot practicably assign a probability to a permanent cessation of operations. The Company has continued to operate in North Carolina since the investigation was initiated and currently believes that it is reasonably likely it will continue to do so in the future. Additionally, the most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit assets by a substantial amount.

Mr. William Friar
November 15, 2004

9.
As a related matter, please revise note 12 to disclose the amount, if any, of goodwill that may be impaired if you cease using the agency business model in North Carolina.

The Registration Statement has been amended to reflect the Staff's comment. See page F-30 of Amendment No. 4.

10.
Based upon your response to our prior comment 16 and the table on pages 77 and 78, it appears that you operate under both the standard and the agency business model in North Carolina. However, it is unclear whether the $2.2 million potential impact to monthly net revenues and the $7.3 million potential shut down costs you disclose in note 12 are based upon the assumption that all operations in North Carolina would cease or just your agency business model operations in North Carolina. Please revise to clarify.

The Registration Statement has been amended to reflect the Staff's comment. See page 79 of Amendment No. 4.

        Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 735-2388 or Adam Waitman at (212) 735-2896.

Sincerely,
/s/ Susan J. Sutherland
Susan J. Sutherland
cc:
Lisa Haynes
Securities and Exchange Commission

Donald Walker
Securities and Exchange Commission

Christian Windsor
Securities and Exchange Commission

William M. Webster, IV
Advance America, Cash Advance Centers, Inc.

John W. White
Cravath, Swaine & Moore LLP

D. Mark McMillan
Merrick D. Hatcher
Bell, Boyd & Lloyd LLC